UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5) *

                               GIVEN IMAGING LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     2797140
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 2, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     RDC Rafael Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            2,662,110
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,662,110
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,662,110
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                               Page 2 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DEP Technology Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            2,662,110
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,662,110
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,662,110
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            11,286,975 (1)
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        11,286,975
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,286,975 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     40.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes 4,002,162 Ordinary Shares owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on
Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Issuer.


                               Page 4 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            11,286,975
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        11,286,975
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,286,975
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     40.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            11,286,975 (1)
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        11,286,975 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,286,975 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (*)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     40.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Does not include 268,580 Ordinary Shares held for members of the public through mutual funds, provident funds, pension funds, exchange traded funds and insurance policies which are managed by companies controlled by Clal Insurance Enterprises Holdings Ltd., a majority owned subsidiary of the Reporting Person (the "Funds Shares"). The Reporting Person disclaims beneficial ownership of the Funds Shares.

(*) Excludes the Funds Shares.


                               Page 6 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            11,286,975 (1)
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        11,286,975 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,286,975 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (*)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     40.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Does not include the Funds Shares. The Reporting Person disclaims beneficial ownership of the Funds Shares.

(*) Excludes the Funds Shares.


                               Page 7 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            11,286,975 (1)
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        11,286,975 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,286,975 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (*)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     40.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Does not include the Funds Shares. The Reporting Person disclaims beneficial ownership of the Funds Shares.

(*) Excludes the Funds Shares.



                               Page 8 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            11,286,975 (1)
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        11,286,975 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,286,975 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (*)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     40.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Does not include the Funds Shares. The Reporting Person disclaims beneficial ownership of the Funds Shares.

(*) Excludes the Funds Shares.

                               Page 9 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            11,286,975 (1)
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        11,286,975 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,286,975 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (*)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     40.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Does not include the Funds Shares. The Reporting Person disclaims beneficial ownership of the Funds Shares.

(*) Excludes the Funds Shares.


                              Page 10 of 27 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            11,286,975 (1)
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        11,286,975 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,286,975 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (*)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     40.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Does not include the Funds Shares. The Reporting Person disclaims beneficial ownership of the Funds Shares.

(*) Excludes the Funds Shares.



                              Page 11 of 27 pages

This Amendment No. 5 on Schedule 13D/A (the "Amendment") amends the Statement on
Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by RDC, DEP, Elron, DIC, IDB Development, IDB Holding, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (the "Reporting Persons") (the "Statement") with respect to the ordinary shares, par value New Israeli Shekel
0.05 per share (the "Ordinary Shares"), of Given Imaging Ltd. (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of the purchase of Ordinary Shares by Elron and DIC in a series of transactions on the open market from July 31, 2006 through August 8, 2006.

The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

The address of Shelly Bergman is 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.

The following information in this Item 2 amends the information previously provided in Item 2 of the Statement. See the Statement for additional information provided in Item 2 of the Statement that is not being amended.

As of August 2, 2006:

     DIC owned approximately 48% of the outstanding shares of Elron.

     IDB Development owned approximately 76% of the outstanding shares of DIC.

     IDB Holding owned approximately 72% of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 56.7% and 12.8% respectively of the outstanding shares of, and control, Ganden Holdings. Other than Shelly Bergman, only one of Ganden Holdings' other shareholders, owning approximately 1.7% of Ganden Holdings' outstanding shares, had a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 11.7% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned directly approximately 0.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 0.04% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D, E and F previously attached to the Statement.


                              Page 12 of 27 pages

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

On November 1, 2004 the Tel Aviv District Court adjudicated to accept the appeal of DIC, several past executive officers of DIC and one of its other current officers, to reverse the judgment of the Tel Aviv Magistrate's Court whereby they were convicted in February 2002 of certain criminal offenses under the Israeli Securities Act, 1968, as previously reported in the Statement, and to acquit them of all charges of allegedly committing such criminal offenses. In December 2004, the prosecution filed in the Supreme Court of Israel a request for leave to appeal against the aforesaid decision of the Tel Aviv District Court. This request of the prosecution has not yet been heard by the Supreme Court. As previously stated in the Statement, the activities underlying these legal proceedings ended in May 1995 and did not relate to or involve the Issuer or its business in any way.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From July 31,2006 through August 8, 2006, each of Elron and DIC purchased an total of 539,721 Ordinary Shares in a series of open market transactions on the NASDAQ National Market System and the Tel Aviv Stock Exchange for an aggregate purchase price of $9,937,368.88 (excluding broker commissions), as set forth below in the response to Item 5. Each of Elron and DIC used their own respective own funds to acquire these Ordinary Shares.

ITEM 4. PURPOSE OF TRANSACTION

The Ordinary Shares acquired by Elron and DIC were purchased for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of August 9, 2006:

     RDC owned directly 2,662,110 Ordinary Shares, or approximately 9.5% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

     DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 2,732,310 Ordinary Shares.

     Elron owned directly 4,622,703 Ordinary Shares, or approximately 16.5% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 2,662,110 Ordinary Shares owned by RDC. Additionally, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in
Item 6 of Amendment No. 1 to the Statement, Elron shares the power to vote 4,002,162 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 11,286,975 Ordinary Shares, constituting approximately 40.2% of the outstanding Ordinary Shares.

     DIC owned directly 4,002,162 Ordinary Shares, or approximately 14.3% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 7,284,813 Ordinary Shares owned by RDC and Elron, or a total of 11,286,975 Ordinary Shares, constituting approximately 40.2% of the outstanding Ordinary Shares.

     IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 11,286,975 Ordinary Shares held by RDC, Elron and DIC, or approximately 40.2% of the outstanding Ordinary Shares.

As of June 30, 2006, there were 28,047,231 outstanding Ordinary Shares as reported by the Issuer under a Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 28, 2006. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned as of August 2, 2006 an aggregate of 16,878 Ordinary Shares (including 14,000 Ordinary Shares that may be acquired pursuant to options that are exercisable within 60 days of August 2, 2006 to purchase such shares from the Issuer).

From July 31, 2006 through August 8, 2006, Elron and DIC purchased together a total of 1,079,442 Ordinary Shares for an aggregate purchase price of $19,874,737.76 (excluding broker commissions) in open market transactions on the NASDAQ National Market System and Tel Aviv Stock Exchange, and each such purchase transaction was divided equally between Elron and DIC. In these transactions each of Elron and DIC purchased a total of 539,721 Ordinary Shares for an aggregate purchase price of $9,937,368.88 (excluding broker commissions) as set forth below:


                              Page 13 of 27 pages

PURCHASES ON NASDAQ NATIONAL MARKET SYSTEM


                              Amount of Ordinary    Average Price per Share
Date of transaction                Shares           (excluding commissions)
--------------------------- --------------------- ---------------------------
July 31, 2006                       67,550                 $16.4369
--------------------------- --------------------- ---------------------------
August 1, 2006                      21,239                 $16.5030
--------------------------- --------------------- ---------------------------
August 2, 2006                      58,750                 $17.4728
--------------------------- --------------------- ---------------------------
August 3, 2006                      51,000                 $18.3283
--------------------------- --------------------- ---------------------------
August 4, 2006                      32,500                 $18.4939
--------------------------- --------------------- ---------------------------
August 7, 2006                      29,750                 $18.8991
--------------------------- --------------------- ---------------------------
August 8, 2006                     250,000                 $19.2392
--------------------------- --------------------- ---------------------------

PURCHASES ON THE TEL AVIV STOCK EXCHANGE

                          Amount of      Average Price per Share  U.S.Dollar/NIS
Date of transaction    Ordinary Shares   (excluding commissions)  Exchange Rate
-------------------- -------------------   -------------------   ---------------
August 6, 2006              2,045                $18.6431         $1 = NIS 4.396
-------------------- -------------------   -------------------   ---------------
August 7, 2006             26,864                $18.7468         $1 = NIS 4.396
-------------------- -------------------   -------------------   ---------------
August 8, 2006                 23                $19.0144         $1 = NIS 4.364
-------------------- -------------------   -------------------    --------------

Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares since June 1, 2006.

Information provided to the Reporting Persons indicates that except for 1,378 Ordinary Shares purchased on the Tel Aviv Stock Exchange at a price of NIS72.58 (approximately $16.52) per share on July 31, 2006 by the President and Chief Executive Officer of Elron, none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC purchased or sold any Ordinary Shares during the 60 days ending on August 2, 2006.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Schedules A,    -   Name, citizenship, residence or business address and present
B, C, D, E          principal occupation of the directors and executive officers
and F               of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB
                    Development and (vi) IDB Holding.

Exhibit 1       -   Letter Agreement dated August 10, 2006 between RDC and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of RDC.

Exhibit 2       -   Letter Agreement dated August 10, 2006 between DEP and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of DEP.

Exhibit 3       -   Letter Agreement dated August 10, 2006 between Elron and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Elron.

Exhibit 4       -   Letter Agreement dated June 19, 2006 between IDB Development and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of IDB Development.

Exhibit 5       -   Letter Agreement dated June 19, 2006 between IDB Holding and
                    DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of IDB Holding.

Exhibit 6       -   Letter Agreement dated June 19, 2006 between Nochi Dankner and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Nochi Dankner.

Exhibit 7       -   Letter Agreement dated June 19, 2006 between Shelly Bergman and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Shelly Bergman.

Exhibit 8       -   Letter Agreement dated June 19, 2006 between Ruth Manor and
                    DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Ruth Manor.

Exhibit 9       -   Letter Agreement dated June 19, 2006 between Avraham Livnat and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Avraham Livnat.


                              Page 14 of 27 pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: August 14, 2006

                    RDC RAFAEL DEVELOPMENT CORPORATION LTD.
                    DEP TECHNOLOGY HOLDINGS LTD.
                    ELRON ELECTRONIC INDUSTRIES LTD.
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY:    DISCOUNT INVESTMENT CORPORATION LTD.

                                         (signed)
                    BY:    _______________________________________
                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Amendment as Exhibits 1 through 9.


                              Page 15 of 27 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                     RDC RAFAEL DEVELOPMENT CORPORATION LTD.
                             (as of August 2, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Ami Erel                                        Chairman of the       President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Avishai Friedman                                Director              Chief Executive Officer of RDC.
Yoqneam Industrial Park, Building 7, Yoqneam
20600, Israel

David Vaish                                     Director              Vice President for Finance & Chief Financial
Rafael, Haifa, Israel                                                 Officer of Rafael Armament Development Authority
                                                                      Ltd.

Yedidya Yaari                                   Director              President & Chief Executive Officer of Rafael
Rafael, Haifa, Israel                                                 Armament Development Authority Ltd.

Doron Birger (1)                                Director              President & Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Director              Vice President of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Luva Drori                                      Director              Corporate Vice President, Business Development &
Rafael, Haifa, Israel                                                 Marketing of Rafael Armament Development
                                                                      Authority Ltd.

Ofir Gomeh                                      Chief Financial       Chief Financial Officer of RDC.
Yoqneam Industrial Park, Building 7, Yoqneam    Officer
20600, Israel

(1) As of August 2, 2006 Mr. Birger owned 2,878 Ordinary Shares. In addition, Mr. Birger holds options to purchase from the Issuer up to 14,000 Ordinary Shares (which options are exercisable immediately) and additional options to purchase from the Issuer up to 25,000 Ordinary Shares (which options are not exercisable within 60 days). All these options were granted to Mr. Birger by the Issuer in respect of Mr. Birger's service as Chairman of the board of directors of the Issuer, and may be transferred by Mr. Birger to Elron.


                              Page 16 of 27 pages

                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                          DEP TECHNOLOGY HOLDINGS LTD.
                             (as of August 2, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Doron Birger (1)                                Director              President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President &      Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Paul Weinberg                                   Director              General Counsel and Corporate Secretary of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(1)  See Note (1) to Schedule A.

     ======================================================================

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                        ELRON ELECTRONIC INDUSTRIES LTD.
                             (as of August 2, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Ami Erel                                        Chairman of the       President & Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors
floor, Tel-Aviv 67023, Israel

Avraham Asheri                                  Director              Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                               Director              Professor - Department of Electrical Engineering,
6 Sweden Street,                                                      Tel Aviv University.
Petah Tikva 49317, Israel

Yaacov Goldman                                  External Director     Certified Public Accountant
39 Nachlieli Street,
Hod Hasharon 45355, Israel


                              Page 17 of 27 pages

Prof. Gabriel Barbash                           Director              Director General of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Nochi Dankner                                   Director              Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Mr. Ari Bronshtein                              Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Professor Daniel Sipper                         External Director     Professor - Department of Engineering, Tel Aviv
3 Kadesh Barnea Street, Apt. 39                                       University
Tel Aviv 69986, Israel

Doron Birger (1)                                President and Chief   President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Executive Officer
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President and    Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Rinat Remler                                    Vice President,       Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Assaf Topaz                                     Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Vice President        Vice President of Elron
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

(1)  See Note (1) to Schedule A.


                              Page 18 of 27 pages

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                      DISCOUNT INVESTMENT CORPORATION LTD.
                             (as of August 2, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.


                              Page 19 of 27 pages

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                        IDB DEVELOPMENT CORPORATION LTD.
                             (as of August 2, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom


                              Page 20 of 27 pages

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street,
Kfar Shmariyahu 46910, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice President        Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Development; Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.



                              Page 21 of 27 pages

                                                                      Schedule F

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                             (as of August 2, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich                                Vice Chairman of      Deputy Chairman of Gazit-Globe Ltd.; Director of
14 Betzalel Street,                             the Board of          Gazit-Globe Israel (Development) Ltd.
Jerusalem 94591, Israel                         Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.


                              Page 22 of 27 pages

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.


     ======================================================================

                                                                       Exhibit 1

August 10, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                  Very truly yours,

                                                      (signed)
                                         RDC Rafael Development Corporation Ltd.
A g r e e d:

         (signed)
Discount Investment Corporation Ltd.


                              Page 23 of 27 pages

                                                                       Exhibit 2

August 10, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                          Very truly yours,

                                                              (signed)
                                                    DEP Technology Holdings Ltd.
A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 3

August 10, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                       Very truly yours,

                                                           (signed)
                                               Elron Electronic Industries Ltd.
A g r e e d:

         (signed)
Discount Investment Corporation Ltd.


                              Page 24 of 27 pages

                                                                       Exhibit 4

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                        Very truly yours,

                                                            (signed)
                                                IDB Development Corporation Ltd.
A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 5

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                          Very truly yours,

                                                              (signed)
                                                    IDB Holding Corporation Ltd.
A g r e e d:

         (signed)
Discount Investment Corporation Ltd.


                              Page 25 of 27 pages

                                                                       Exhibit 6

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                 Nochi Dankner
A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 7

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                              Very truly yours,

                                                                  (signed)
                                                               Shelly Bergman
A g r e e d:

         (signed)
Discount Investment Corporation Ltd.



                              Page 26 of 27 pages

                                                                       Exhibit 8

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                  Ruth Manor
A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 9

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                Avraham Livnat
A g r e e d:

         (signed)
Discount Investment Corporation Ltd.


                              Page 27 of 27 pages